UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Acorn International, Inc.

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

004854105**

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP applies the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 004854105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Don Dongjie Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,729,656[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,729,656[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,729,656[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%[2]
12	TYPE OF REPORTING PERSON IN

[1]

Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc., a company solely owned by Mr. Don Dongjie Yang; and (ii) 2,211,000 ordinary shares issuable upon exercise of options and stock appreciation rights, or SARs, held by Mr. Yang, which includes options and SARs vesting within 60 days of December 31, 2011.

[2]

Based on 92,149,784 total shares, which includes (i) 89,938,784 outstanding ordinary shares as of December 31, 2011; and (ii) 2,211,000 ordinary shares issuable pursuant to options and SARs held by Mr. Yang.

SCHEDULE 13G

CUSIP No. 004854105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D.Y. Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,518,656[3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,518,656[3]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,518,656[3]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%[4]
12	TYPE OF REPORTING PERSON CO

[3]	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc., a company solely owned by Mr. Yang.
[4]	Based on 89,938,784 outstanding ordinary shares as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 004854105	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

Acorn International, Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

18F, 20 Baoshiyuan Building, 487 Tianlin Lu, Shanghai 200233, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Don Dongjie Yang D.Y. Capital, Inc.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Don Dongjie Yang

c/o Acorn International Inc.

18F, 20 Baoshiyuan Building, 487 Tianlin Lu

Shanghai 200233

People’s Republic of China

D.Y. Capital, Inc.

P.O. Box 71

Road Town

Tortola, British Virgin Islands

Item 2	(c)	Citizenship

Don Dongjie Yang - People’s Republic of China D.Y. Capital, Inc. - British Virgin Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01 American Depositary Shares

Item 2	(e)	CUSIP Number:

004854105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 004854105	Page 5 of 8 Pages

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Don Dongjie Yang	8,729,656 ordinary shares	9.5%[5]	8,729,656 ordinary shares	0	8,729,656 ordinary shares	0

D.Y. Capital, Inc.	6,518,656 ordinary shares	7.2%[6]	6,518,656 ordinary shares	0	6,518,656 ordinary shares	0

D.Y. Capital, Inc. is the record owner of 6,518,656 ordinary shares of the Issuer. Mr. Yang is the sole shareholder of D.Y. Capital, Inc. Accordingly, Mr. Yang may be deemed to beneficially own all of the shares held by D.Y. Capital, Inc.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

[5]

Based on 92,149,784 total shares, which includes (i) 89,938,784 outstanding ordinary shares as of December 31, 2011; and (ii) 2,211,000 ordinary shares issuable pursuant to options and SARs held by Mr. Yang, which includes options and SARS vesting within 60 days of December 31, 2011.

[6]	Based on 89,938,784 outstanding ordinary shares as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 004854105	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 17, 2012

Don Dongjie Yang

/s/ Don Dongjie Yang

D.Y. Capital, Inc.

By:	/s/ Don Dongjie Yang
Name:	Don Dongjie Yang
Title:	Director

SCHEDULE 13G

CUSIP No. 004854105	Page 7 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement